[LOGO]                               Pennsylvania Real Estate Investment Trust
                                     200 South Broad Street
                                     Philadelphia, PA 19102

                                     www.preit.com
                                     -------------

                                     Phone:  215-875-0700
                                     Fax:     215-546-7311

FOR FURTHER INFORMATION:

AT THE COMPANY                          AT THE FINANCIAL RELATIONS BOARD/BSMG WORLDWIDE
--------------                          -----------------------------------------------
Edward A. Glickman                      Joe Calabrese           Georganne Palffy             Judith Sylk-Siegel
Executive Vice President and CFO        (General Info)          (Analyst Info)               (Media Info)
(215) 875-0700                          (212) 661-8030          (312) 266-7800               (212) 661-8030

FOR IMMEDIATE RELEASE
---------------------
May 9, 2001

                Pennsylvania Real Estate Investment Trust Reports
                           First Quarter 2001 Results

Philadelphia, PA, May 9, 2001 -- Pennsylvania Real Estate Investment Trust (NYSE: PEI) today announced results for the first quarter ended March 31, 2001 in line with the Company's recent guidance. The Company also reaffirmed three strategic goals and initiatives that will drive its growth in 2001.

2001 First Quarter Highlights
o FFO for the first quarter of 2001 increased 3.7% to $9.9 million from $9.5 million in the 2000 first quarter.
o FFO per share for the first quarter of 2001 remained unchanged from the first quarter of 2000 at $0.64 per share on a 3.7% increase in total weighted average shares of beneficial interest/Operating Partnership units (collectively, shares). Shares increased to 15.4 million during the first quarter 2001 from 14.9 million shares during the first quarter of 2000.
o Combined net operating income increased 9.7% to $21.9 million from $20.0 million in the 2000 first quarter.
o Same store net operating income for the Company's shopping center portfolio increased 7.1% from the 2000 first quarter.

First Quarter Results
For the first quarter ended March 31, 2001 the Company's funds from operations
(FFO) totaled $9,881,000, a 3.7% increase over FFO of $9,524,000 for the comparable three-month period in 2000. This increase is due to the completion of development projects and improved performance in the Company's retail portfolio. First quarter 2001 FFO was $0.64 per share on 15,429,713 weighted average shares compared to $0.64 per share on 14,880,708 weighted average shares for the three months ended March 31, 2000. As calculated by NAREIT, FFO is defined as net income, excluding extraordinary items, gain (or loss) on the sale of property, plus real estate related depreciation and amortization.

PREIT Announces First Quarter 2001 Results
May 9, 2001
Page 2

Net operating income from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties totaled $21,911,000 for the 2001 first quarter, an increase of 9.7% from $19,980,000 in the 2000 first quarter. This increase is due to the completion of development projects and improved performance in the Company's retail portfolio.

Net income for the first quarter ended March 31, 2001 was $5,092,000, or $0.37 per share, on 13,668,943 total weighted average shares outstanding compared to $6,389,000 or $0.48 per share, on 13,339,873 total weighted average shares outstanding for the three months ended March 31, 2000, due to increased interest expense and increases in non-cash depreciation and amortization. Net income in the first quarter of 2001 included a gain on the sale of Ingleside Shopping Center in Thorndale, PA totaling $1.8 million or $0.13 per share. Net income in the first quarter of 2000 included the gain on the sale of the Company's interest in Park Plaza shopping center in Pinellas Park, Florida totaling $2.3 million or $0.17 per share.

Effective January 1, 2001, the Company, in response to new tax law provisions, converted its management company, PREIT-RUBIN, Inc. to a wholly-owned taxable REIT subsidiary. For financial reporting purposes PREIT-RUBIN is no longer accounted for as an unconsolidated entity and the Company's financial results, beginning with the first quarter of 2001, reflects the consolidation of PREIT-RUBIN into the Company.

Same Store NOI Growth  -- Retail and Multifamily Portfolios
Same store net operating income for the Company's retail portfolio increased 7.1% over the 2000 first quarter. Contributing in part to the Company's strong retail portfolio net operating income growth was the successful completion of 44 new and renewal leases representing 275,000 square feet. The renewal leases were renewed at an average rent of $23.68, which was 22.1% higher than the previous rent. Additionally, occupancy rates in the 2001 first quarter averaged 91.5%, 160 basis points higher than 89.9% reported in the 2000 first quarter. The Company also reported that sales at its mall properties increased 6.7% to $382 per square foot for the trailing twelve months from $358 per square foot for the comparable period.

Same store net operating income for the Company's portfolio of multifamily properties increased 0.8% over the comparable quarter in 2000. During the 2001 first quarter the Company's multifamily revenues increased 3.6%. This growth was negatively impacted by a 9.7% increase, excluding real estate taxes, in operating expenses due primarily to a 17.8% increase in utility expenses, including higher costs for gas and oil, and a 44% increase in insurance costs over 2000. While the Company expects that it will continue to be impacted by higher energy and insurance costs through the balance of the year, management is stringently managing expenses and is examining, based on market conditions, passing additional energy costs along to the tenant. The Company also noted that occupancy rates decreased slightly in the 2001 first quarter to 95.6% from 96.0% as of the 2000 first quarter.

PREIT Announces First Quarter 2001 Results
May 9, 2001
Page 3

Portfolio Composition
The Company ended the 2001 first quarter with investment in real estate of $807.3 million, a net increase of $3.7 million over 2000's year-end level of $803.6 million. As a result, on a cost basis, the Company's portfolio is now 34.6% multifamily, 59.0% retail, 6.1% retail development and 0.3% industrial.

Comments from Management
Ronald Rubin, Chief Executive Officer of PREIT said, "Our results this quarter continue to be solid, reflecting the effectiveness of our retail development, asset management programs and conservative investment philosophy emphasizing transactions structured to protect return on investment. We remain confident that our current development pipeline and the growing number of quality properties in our portfolio underscore the enhanced value we are committed to building for PREIT and its shareholders. Throughout the remainder of the year we plan to maintain our focus on enhancing this value and will pursue other strategic opportunities that may arise."

Strategic Update
Jonathan B. Weller, PREIT's President and Chief Operating Officer commented, "Our retail development and redevelopment activities continue to be the key drivers of the Company's growth. We expect to maintain this momentum throughout 2001 and beyond, where our focus will be to expedite construction and leasing activities at retail properties currently under development while attaining strong performance in the Company's core portfolio through strategic redevelopment, renovation and retenanting efforts. Additionally, we continue to stringently manage our business to achieve economies of scale and capitalize on operating efficiencies throughout our entire portfolio."

PREIT is pursuing a broad range of internal and external growth strategies in its primary markets and is focused on three strategic goals and initiatives during 2001:

[ ] Construction in Progress: To position the Company for future growth, management intends, during 2001, to continuously have $50 to $100 million of development projects on-line. As of March 31, 2001 the Company's construction in progress amounted to $49.2 million.

[ ] Built-in Development/Re-Development Backlog: Leveraging the Company's in-depth market knowledge, strong tenant relationships and economies of scale, management is focused on maintaining an active pipeline of new properties in desirable locations to advance into the construction phase as existing development projects are completed. The Company's current backlog level consists of 6 projects with approximately 1.6 million square feet of GLA and a potential investment of $110 million.

[ ] Return on Investment: Focused on taking full advantage of the favorable growth opportunities within its markets, the Company is committed to a solid investment philosophy that emphasizes quality real estate and transactions structured to protect return on investment. Accordingly, management's goal is to achieve a minimum 11% return on investment on its development portfolio.

PREIT Announces First Quarter 2001 Results
May 9, 2001
Page 4

2001 Second Quarter and Fiscal Year Forecast
The Company noted that it is currently estimating FFO to be approximately $0.66 to $0.68 for the second quarter ending June 30, 2001 and $2.85 to $2.90 per share for the calendar year ending December 31, 2001.

Development Pipeline
[ ] Creekview Shopping Center (Warrington, PA) - Construction of the 422,102 square foot shopping center is 61% complete as of March 31, 2001 and the center is 93% leased.

[ ] Metroplex Shopping Center (Plymouth Meeting, PA) - Construction of the 788,187 square foot power center is 89% complete as of March 31, 2001 and the center is 95% leased. During the first quarter several stores opened, including Giant Supermarkets, Designer Shoe Warehouse, Gap/Gap Kids and David's Bridal.

[ ] Paxton Towne Centre (Harrisburg, PA) - Construction of the 711,471 square foot power center is 83% complete as of March 31, 2001 and the center is 90% leased. During the first quarter several stores opened, including Dress Barn and David's Bridal.

Disposition
The Company also announced that after the close of the first quarter it sold to Costco Wholesale a parcel of land at its Paxton Towne Centre property for $6.3 million. Costco is expected to build a 140,000 square foot store on the site. Net proceeds will be used to reduce debt.

During the 2001 first quarter, the Company sold a non-core property, Ingleside Shopping Center in Thorndale, PA, for total proceeds of $3.6 million and recorded a gain of $1.8 million, a portion of which was structured to facilitate a 1031 exchange.

Capital Resources
As of March 31, 2001, the Company had approximately $100.5 million and $5.6 million in letters of credit outstanding under the $175 million revolving portion of its bank credit facility.

Edward Glickman, Chief Financial Officer of PREIT, added, "Our investment strategy continues to be focused on opportunistically developing and acquiring quality retail properties at attractive yields and prices, while selectively selling non-core and stabilized assets for a high return on our original investment and reinvesting the proceeds. With the $250 million combined revolving credit and construction facility in place, the Company has ample capital to fund its development pipeline in 2001."

Conference Call Information
The Company will conduct a conference call that will be broadcast simultaneously over the Internet at 11:00 ET on Wednesday, May 9, 2001 to review the Company's quarterly results, market trends and future outlook. The webcast will be available to the public, on a listen-only basis, via the Internet at www.streetevents.com or the Company's website at www.preit.com. Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the Internet broadcast. The online archive of the webcast will be available for 30 days.

PREIT Announces First Quarter 2001 Results
May 9, 2001
Page 5

About Pennsylvania Real Estate Investment Trust
Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on shopping centers (approximately 10.6 million square feet) and apartment communities (7,242 units) located primarily in the eastern United States. The Company's portfolio currently consists of 46 properties in 10 states. In addition, there are 6 retail properties under development, which will add approximately 1.6 million square feet to the portfolio. Pennsylvania Real Estate Investment Trust is headquartered in Philadelphia, Pennsylvania.

The matters discussed in this report, as well as news releases issued from time to time by PREIT include use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "plan," or "continue" or the negative thereof or other variations thereon, or comparable terminology which constitute "forward-looking statements." Such forward-looking statements (including without limitation, information concerning PREIT's continuing dividend levels, planned acquisition, development and divestiture activities, short- and long-term liquidity position, ability to raise capital through public and private offerings of debt and/or equity securities, availability of adequate funds at reasonable cost, revenues and operating expenses for some or all of the properties, leasing activities, occupancy rates, changes in local market conditions or other competitive factors) involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of PREIT's results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. PREIT disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                            [Financial Tables Follow]

                                      # # #
                ** A supplemental quarterly financial package **
            is available on the Company's web site at www.preit.com.

    To receive additional information on Pennsylvania Real Estate Investment
      Trust via fax at no charge, please dial 1-800-PRO-INFO and enter the ticker symbol PEI.

PREIT Announces First Quarter 2001 Results
May 9, 2001
Page 6

                    Pennsylvania Real Estate Investment Trust
                            Selected Financial Data

-----------------------------------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS
-----------------------------------------------------------------------------------------------------------------
                                                                                       Three Months Ended
                                                                                ---------------------------------
                                                                                March 31, 2001     March 31, 2000
                                                                                --------------     --------------
Income before minority interest in operating partnership                         $ 5,748,000        $ 7,129,000
Less:     Gains on sales of interests in real estate                              (1,806,000)        (2,263,000)
Add:      Depreciation and amortization:
             Wholly owned & consolidated partnership, net                          4,570,000          3,710,000
             Unconsolidated partnerships & joint ventures                          1,603,000          1,122,000
             Excess purchase price over net asset acquired                           106,000             54,000
Less:     Depreciation of non-real estate assets                                     (65,000)           (65,000)
          Amortization of deferred financing assets                                 (275,000)          (163,000)
                                                                                 -----------        -----------
FUNDS FROM OPERATIONS                                                            $ 9,881,000(1)     $ 9,524,000(1)
                                                                                 ===========        ===========

FUNDS FROM OPERATIONS PER SHARE AND OP UNITS                                           $0.64              $0.64
                                                                                 ===========        ===========


Weighted average number shares outstanding                                        13,668,943         13,339,873
Weighted average effect of full conversion of OP units                             1,760,770          1,540,835
                                                                                 -----------        -----------
Total weighted average shares of outstanding including OP units                   15,429,713         14,880,708
                                                                                 ===========        ===========

1) Includes the non-cash effect of straight-line rents of $247,000 and $296,000 for the 1st quarter 2001 and 2000, respectively.

-----------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
-----------------------------------------------------------------------------------------------------------------
                                                                                       Three Months Ended
                                                                                ---------------------------------
                                                                                March 31, 2001     March 31, 2000
                                                                                --------------     --------------
REAL ESTATE REVENUES
          Base Rent                                                              $20,563,000        $19,886,000
          Percent Rent                                                               333,000            277,000
          Expense Reimbursement                                                    2,796,000          2,205,000
          Lease Termination and Other Income                                         129,000             80,000
          Other Real Estate Revenue                                                  862,000            774,000
                                                                                 -----------        -----------
      Total Real Estate Revenue                                                   24,683,000         23,222,000
                                                                                 -----------        -----------
      Management company revenue                                                   2,152,000                  -
      Interest and other income                                                      161,000            230,000
                                                                                 -----------        -----------
                                                                                  26,996,000         23,452,000
                                                                                 -----------        -----------
EXPENSES
          Property Payroll and benefits                                            1,779,000          1,765,000
          Real Estate and Other Taxes                                              1,915,000          1,753,000
          Utilities                                                                1,243,000          1,158,000
          Other Operating Expenses                                                 3,431,000          3,504,000
                                                                                 -----------        -----------
      Total Property Operating Expenses                                            8,368,000          8,180,000
                                                                                 -----------        -----------
      Depreciation and amortization                                                4,570,000          3,710,000

          Corporate payroll and benefits                                           3,218,000            459,000
          Other general and administrative expenses                                1,982,000            576,000
                                                                                 -----------        -----------
      Total General & Administrative Expenses                                      5,200,000          1,035,000
                                                                                 -----------        -----------

      Interest expense                                                             6,360,000          5,844,000
                                                                                 -----------        -----------
                                                                                  24,498,000         18,769,000
                                                                                 -----------        -----------
          Income before equity in unconsolidated entities,
          gains on sales of interests in real estate and
          minority interest in operating partnership                               2,498,000          4,683,000
Equity in loss of PREIT-RUBIN, Inc.                                                        -         (1,489,000)
Equity in income of partnerships and joint ventures                                1,444,000          1,672,000
Gains on sales of interests in real estate                                         1,806,000(1)       2,263,000(2)
                                                                                 -----------        -----------
          Income before minority interest in operating partnership                 5,748,000          7,129,000
Minority interest in operating partnership                                          (656,000)          (740,000)
                                                                                 -----------        -----------
NET INCOME                                                                       $ 5,092,000        $ 6,389,000
                                                                                 ===========        ===========

PER SHARE DATA
Net income before gains on sales of interests in real estate                           $0.24              $0.31
Gains on sales of interests in real estate                                             $0.13(1)            0.17(2)
                                                                                 -----------        -----------
BASIC INCOME PER SHARE                                                                 $0.37              $0.48
                                                                                 ===========        ===========

DILUTED INCOME PER SHARE                                                               $0.37              $0.48
                                                                                 ===========        ===========

Weighted average number shares outstanding                                        13,668,943         13,339,873
                                                                                 -----------        -----------

1) 2001 includes a gain on sale of Ingleside Shopping Center, Thorndale, PA.
2) 2000 includes a gain on sale of interest in Park Plaza shopping center in Pinellas Park, Florida.

PREIT Announces First Quarter 2001 Results
May 9, 2001
Page 7

                    Pennsylvania Real Estate Investment Trust
                            Selected Financial Data

-----------------------------------------------------------------------------------------------------------------
EQUITY IN INCOME OF PARTNERSHIPS
AND JOINT VENTURES
-----------------------------------------------------------------------------------------------------------------
                                                                                       Three Months Ended
                                                                                ---------------------------------
                                                                                March 31, 2001     March 31, 2000
                                                                                --------------     --------------
Gross revenues from real estate                                                 $ 22,422,000       $ 16,423,000
                                                                                ============       ============
Expenses:
   Property operating expenses                                                     7,985,000          5,468,000
   Mortgage and bank loan interest                                                 6,953,000          5,113,000
   Depreciation and amortization                                                   4,183,000          2,531,000
                                                                                ------------       ------------
                                                                                  19,121,000         13,112,000
                                                                                ------------       ------------
                                                                                   3,301,000          3,311,000
Partner's Share                                                                   (1,677,000)        (1,639,000)
                                                                                ------------       ------------
EQUITY IN INCOME OF PARTNERSHIPS
       AND JOINT VENTURES                                                       $  1,624,000       $  1,672,000
                                                                                ============       ============

              Supplemental Information for Wholly Owned Properties and the Company's Proportionate Share of Partnerships and Joint Ventures

-----------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION
AND AMORTIZATIONS ("EBITDA")
-----------------------------------------------------------------------------------------------------------------
                                                                                       Three Months Ended
                                                                                ---------------------------------
                                                                                March 31, 2001     March 31, 2000
                                                                                --------------     --------------
Gross Revenues                                                                  $ 24,683,000       $ 23,222,000
Operating expenses                                                                (8,368,000)        (8,180,000)
                                                                                ------------       ------------
Net operating income: Wholly-owned properties                                     16,315,000         15,042,000
Company's proportionate share of partnerships and
  joint ventures net operating income                                              5,596,000          4,938,000
                                                                                ------------       ------------
Combined net operating income                                                     21,911,000         19,980,000
Interest income                                                                      161,000            230,000
Company's proportionate share of PREIT-RUBIN, Inc.
  net operating income (loss)                                                                        (1,129,000)
Management company revenue                                                         2,152,000
Total General & Administrative Expenses                                           (5,200,000)(1)     (1,035,000)
                                                                                ------------       ------------
EBITDA                                                                          $ 16,872,000       $ 18,046,000
                                                                                ============       ============

MORTGAGE NOTES, BANK AND CONSTRUCTION LOANS PAYABLE                            March 31, 2001    December 31, 2000
                                                                               --------------    -----------------
Wholly-Owned Properties
  Mortgage notes payable                                                        $261,368,000       $247,449,000
  Bank Loans payable                                                             100,500,000        110,300,000
  Construction Loan Payable                                                       28,119,000         24,647,000
                                                                                ------------       ------------
                                                                                 389,987,000        382,396,000

Company's Proportionate Share of
Partnerships and Joint Ventures
  Mortgage notes payable                                                         110,395,000        111,457,000
  Bank loans payable                                                              30,611,000         30,929,000
                                                                                ------------       ------------
Total mortgage notes and bank loans payable                                     $530,993,000       $524,782,000
                                                                                ============       ============

(1) Total General & Administrative Expenses for 2001 includes PREIT-RUBIN, Inc. expenses.